UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

( Amendment No. 1 )*

Engility Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29285W104
(CUSIP Number)

July 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [  ]           Rule 13d-1(b)

 [x]           Rule 13d-1(c)

 [  ]           Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Abrams Capital Partners II, L.P. Abrams Capital, LLC Abrams Capital Management, LLC Abrams Capital Management, L.P. David Abrams
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4
Citizenship or Place of Organization.

Abrams Capital Partners II, L.P. – Delaware
Abrams Capital, LLC – Delaware
Abrams Capital Management, LLC – Delaware
Abrams Capital Management, L.P. – Delaware
David Abrams -- United States

Number of Shares Beneficially Owned by Each Reporting Person With
5    Sole Voting Power

Abrams Capital Partners II, L.P.  - 0 shares
Abrams Capital, LLC – 0 shares
Abrams Capital Management, LLC – 0 shares
Abrams Capital Management, L.P. – 0 shares
David Abrams – 0 shares

6    Shared Voting Power

Abrams Capital Partners II, L.P.  - 1,308,654 shares (1,471,657 shares as of the date of this filing)
Abrams Capital, LLC – 1,552,084 shares (1,745,329 shares as of the date of this filing)
Abrams Capital Management, LLC – 1,647,678 shares (1,852,824 shares as of the date of this filing)
Abrams Capital Management, L.P. – 1,647,678 shares (1,852,824 shares as of the date of this filing)
David Abrams – 1,647,678 shares (1,852,824 shares as of the date of this filing)

Refer to Item 4 below.

7    Sole Dispositive Power

Abrams Capital Partners II, L.P.  - 0 shares
Abrams Capital, LLC – 0 shares
Abrams Capital Management, LLC – 0 shares
Abrams Capital Management, L.P. – 0 shares
David Abrams – 0 shares

8    Shared Dispositive Power

        Abrams Capital Partners II, L.P.  - 1,308,654 shares (1,471,657 shares as of the date of this filing)
Abrams Capital, LLC – 1,552,084 shares (1,745,329 shares as of the date of this filing)
Abrams Capital Management, LLC – 1,647,678 shares (1,852,824 shares as of the date of this filing)
Abrams Capital Management, L.P. – 1,647,678 shares (1,852,824 shares as of the date of this filing)
David Abrams – 1,647,678 shares (1,852,824 shares as of the date of this filing)

Refer to Item 4 below.

9
Aggregate Amount Beneficially Owned by Each Reporting Person

       Abrams Capital Partners II, L.P.  - 1,308,654 shares (1,471,657 shares as of the date of this filing)
       Abrams Capital, LLC – 1,552,084 shares (1,745,329 shares as of the date of this filing)
       Abrams Capital Management, LLC – 1,647,678 shares (1,852,824 shares as of the date of this filing)
       Abrams Capital Management, L.P. – 1,647,678 shares (1,852,824 shares as of the date of this filing)
       David Abrams – 1,647,678 shares (1,852,824 shares as of the date of this filing)

Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11
Percent of Class Represented by Amount in Row (9)

Abrams Capital Partners II, L.P.  - 8.1% (9.1% as of the date of this filing)
Abrams Capital, LLC – 9.6% (10.7% as of the date of this filing)
Abrams Capital Management, LLC – 10.1% (11.4% as of the date of this filing)
Abrams Capital Management, L.P. – 10.1% (11.4% as of the date of this filing)
David Abrams – 10.1% (11.4% as of the date of this filing)

Refer to Item 4 below.

12
Type of Reporting Person (See Instructions)
Abrams Capital Partners II, L.P. – OO (Limited Partnership)
Abrams Capital, LLC  – OO (Limited Liability Company)
Abrams Capital Management, LLC  – OO (Limited Liability Company)
Abrams Capital Management, L.P.  – OO (Limited Partnership)
David Abrams – IN

SCHEDULE 13G

Item 1

(a)	Name of Issuer

Engility Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices

3750 Centerview Drive, Chantilly, VA 20151

Item 2

(a)         Name of Person Filing

Abrams Capital Partners II, L.P.
Abrams Capital, LLC
Abrams Capital Management, LLC
Abrams Capital Management, L.P.
David Abrams

(b)	Address of Principal Business Office or, if none, Residence

Abrams Capital Partners II, L.P.
Abrams Capital, LLC
Abrams Capital Management, LLC
Abrams Capital Management, L.P.
David Abrams
c/o Abrams Capital Management, L.P.
222 Berkeley Street, 22nd Floor
Boston, MA 02116

(c)         Citizenship

Abrams Capital Partners II, L.P.  - Delaware
Abrams Capital, LLC  - Delaware
Abrams Capital Management, LLC  - Delaware
Abrams Capital Management, L.P.  - Delaware
David Abrams  - United States

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)         CUSIP Number

29285W104

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership:

Item 4(a)	Amount Beneficially Owned**

        Abrams Capital Partners II, L.P.  - 1,308,654 shares (1,471,657 shares as of the date of this filing)
Abrams Capital, LLC – 1,552,084 shares (1,745,329 shares as of the date of this filing)
Abrams Capital Management, LLC – 1,647,678 shares (1,852,824 shares as of the date of this filing)
Abrams Capital Management, L.P. – 1,647,678 shares (1,852,824 shares as of the date of this filing)
David Abrams – 1,647,678 shares (1,852,824 shares as of the date of this filing)

Item 4(b)	Percent of Class

Abrams Capital Partners II, L.P.  - 8.1% (9.1% as of the date of this filing)
Abrams Capital, LLC – 9.6% (10.7% as of the date of this filing)
Abrams Capital Management, LLC – 10.1% (11.4% as of the date of this filing)
Abrams Capital Management, L.P. – 10.1% (11.4% as of the date of this filing)
David Abrams – 10.1% (11.4% as of the date of this filing)

Item 4(c)         Number of shares as to which each such person has voting and dispositive power:

(i)  sole power to vote or to direct the vote

Abrams Capital Partners II, L.P.  - 0 shares
Abrams Capital, LLC – 0 shares
Abrams Capital Management, LLC – 0 shares
Abrams Capital Management, L.P. – 0 shares
David Abrams – 0 shares

(ii)  shared power to vote or to direct the vote

Abrams Capital Partners II, L.P.  - 1,308,654 shares (1,471,657 shares as of the date of this filing)
Abrams Capital, LLC – 1,552,084 shares (1,745,329 shares as of the date of this filing)
Abrams Capital Management, LLC – 1,647,678 shares (1,852,824 shares as of the date of this filing)
Abrams Capital Management, L.P. – 1,647,678 shares (1,852,824 shares as of the date of this filing)
David Abrams – 1,647,678 shares (1,852,824 shares as of the date of this filing)

(iii)  sole power to dispose or to direct the disposition of

Abrams Capital Partners II, L.P.  - 0 shares
Abrams Capital, LLC – 0 shares
Abrams Capital Management, LLC – 0 shares
Abrams Capital Management, L.P. – 0 shares
David Abrams – 0 shares

(iv)  shared power to dispose or to direct the disposition of

Abrams Capital Partners II, L.P.  - 1,308,654 shares (1,471,657 shares as of the date of this filing)
Abrams Capital, LLC – 1,552,084 shares (1,745,329 shares as of the date of this filing)
Abrams Capital Management, LLC – 1,647,678 shares (1,852,824 shares as of the date of this filing)
Abrams Capital Management, L.P. – 1,647,678 shares (1,852,824 shares as of the date of this filing)
David Abrams – 1,647,678 shares (1,852,824 shares as of the date of this filing)

** Shares reported herein for Abrams Capital Partners II, L.P. (“ACP II”) represent shares beneficially owned by ACP II. Shares reported herein for Abrams Capital, LLC (“Abrams Capital”) represent shares beneficially owned by ACP II and other private investment funds for which Abrams Capital serves as general partner.  Shares reported herein for Abrams Capital Management, L.P. (“Abrams CM LP”) and Abrams Capital Management, LLC (“Abrams CM LLC”) represent the above-referenced shares beneficially owned by Abrams Capital and shares beneficially owned by another private investment fund for which Abrams CM LP serves as investment manager.  Abrams Capital Management, LLC is the general partner of Abrams CM LP.  Shares reported herein for Mr. Abrams represent the above referenced shares reported for Abrams Capital and Abrams CM LLC.  Mr. Abrams is the managing member of Abrams Capital and Abrams CM LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits                      Exhibit

99.1
Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on July 27, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2012

ABRAMS CAPITAL PARTNERS II, L.P.
By: Abrams Capital, LLC
its General Partner

By: /s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL, LLC

By: /s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL MANAGEMENT, L.P.
By: Abrams Capital Management, LLC
its General Partner

By: /s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL MANAGEMENT, LLC

By: /s/ David Abrams
David Abrams, Managing Member

DAVID ABRAMS

By: /s/ David Abrams
David Abrams, individually